Exhibit 21

SUBSIDIARIES OF THE REGISTRANT

Bank of Florida, N.A.

Naples, Collier County, Florida. Organized under the laws of the United States.

Florida Trust Company

Naples, Collier County, Florida. Organized under the laws of the State of Florida.

Bank of Florida

Ft. Lauderdale, Broward County, Florida. Organized under the laws of the State of Florida.